EXHIBIT 99.1

2003 Results: Second Quarter                                      [Aracruz logo]

(Rio de Janeiro - July 10, 2003)-
Aracruz Celulose S.A. (NYSE: ARA) today
announces its consolidated second quarter
2003 results stated in US dollars, according              [ARA Listed NYSE logo]
to US GAAP


-------------------------------------
Highlights
-------------------------------------

In the second quarter of 2003, Aracruz achieved a record production volume of 527,000 tons (1,023,000 tons year to date). Sales volume totalled 402,000 tons (899,000 tons year to date) and inventories were 291,000 tons as of June 30, 2003. The Company reported an operating income of $69.5 million and a net income of $2.2 million in the quarter, mainly as a result of $55.1 million of income tax (based on local currency accounting results and without cash impact). An average list pulp price of $549/ton, in the quarter, contributed to an adjusted EBITDA of $123.3 million, representing a 62% margin.

During this period Aracruz announced two successful ventures, in line with its growth strategy: the acquisition of Riocell from Klabin and the final approval of Veracel.

-----------------------------------------------------------------------------------------------
Summary                                            2Q        2Q        2Q          1H        1H
                                                 2003      2002     % var        2003      2002
-----------------------------------------------------------------------------------------------

Net revenues (US$ million)                      198.7     148.5       34%       416.2     272.8
-----------------------------------------------------------------------------------------------
EBITDA (US$ million)                            115.3      57.8       99%       236.5     105.9
-----------------------------------------------------------------------------------------------
EBITDA (adjusted by other non-cash items)      123.3      60.6      103%       248.4     113.1
-----------------------------------------------------------------------------------------------
Net income                                        2.2      44.3      (95%)       60.7      36.7
-----------------------------------------------------------------------------------------------
# ADR outstanding (million)                     103.1     103.2        -        103.1     103.2
-----------------------------------------------------------------------------------------------
EPADR ($)                                        0.02      0.43      (95%)       0.59      0.36
-----------------------------------------------------------------------------------------------
Sales volume (tons)                           402,000   359,000       12%     899,000   676,000
-----------------------------------------------------------------------------------------------
Production volume (tons)                      527,000   385,000       37%   1,023,000   704,000
-----------------------------------------------------------------------------------------------
Inventories (tons)                            291,000   122,000      139%        -         -
-----------------------------------------------------------------------------------------------
Avg. list pulp price ($/ton)                      549       460       19%         510       444
-----------------------------------------------------------------------------------------------
Net debt / Total capital                          29%       27%       7%         -         -
-----------------------------------------------------------------------------------------------


Release available at:                   Conference Call
www.aracruz.com.br                      Management would like to invite you to
                                        participate in its 2Q2003 results
                                        conference call:
Additional information:                 July 11, 2003 - 10:00 AM (New York time)
Mauricio Werneck (55-21) 3820-8131      To join, please dial: (1-719) 457-2617
invest@aracruz.com.br                   The call will also be webcast on
Patrick Kilhaney (1-212) 840-0008       Aracruz's website
patrick.kilhaney@citigatefi.com

                                                        [NYSE and Aracruz logos]

-------------------------------------
Global Pulp Market Update
-------------------------------------

Despite the increase on the pulp producers' inventories during the second quarter of 2003, the world pulp market remained relatively balanced.

During April and May, producers' and consumers' pulp stocks increased by 250,000 tons, despite maintenance downtime taken by producers. Norscan pulp stocks achieved 1,687,000 tons by the end of May (29 days' supply), increasing 220,000 tons in April and May, but still within normal levels.

The main factors which contributed to this scenario were the weakness of the main economies, the stagnated world paper demand and consequently, the reduced purchases of pulp in a time of the year in which demand is seasonally strong due to higher paper production. This resulted in a reduction on the pulp consumers' stocks and an increase on the pulp producers' side.

The announced price increase of US$30 per ton since April 1 moved the eucalyptus pulp list price to US$540/t (CIF Europe). The strengthening of the Euro and the Canadian dollar versus the US dollar contributed to the implementation and maintenance of this price level throughout the second quarter and this should also establish a higher floor for price reductions. In July, eucalyptus pulp price was adjusted to US$550 per ton in North America, US$510 per ton in Europe and US$450 per ton in Asia.

The major markets have probably reached their lowest levels of activity in the first half of 2003 and better performance is expected throughout the rest of the year.


-------------------------------------
Production and Sales
-------------------------------------

Pulp production totalled a new record of 527,000 tons in the second quarter of 2003, which is 37% higher than in the same period of 2002, due to the additional volume produced at Fiberline C in the period.

Pulp sales reached 402,000 tons in the quarter, compared to 359,000 tons in the same period last year. At the end of June, inventories reached 291,000 tons.

Understanding that price pressures from late May onward were excessive and not justified, Aracruz went through a period of strong discipline and leadership in the pulp markets which resulted in a temporary inventory build-up due to reduced sales.

Second Quarter 2003                     Second Quarter 2002

North America   42%                     North America   44%
Europe          38%                     Europe          40%
Asia            17%                     Asia            13%
Latin America    2%                     Latin America    1%
Brazil           1%                     Brazil           2%


--------------------------------------------------------------------------------
2                                                    RESULTS/SECOND QUARTER 2003

                                                        [NYSE and Aracruz logos]


Year to date, production was 1,023,00 tons and sales were 899,000 tons. Aracruz maintains its 2003 target of 2,000,000 tons for production and sales.

First Half 2003                         First Half 2002

North America   39%                     North America   40%
Europe          39%                     Europe          43%
Asia            20%                     Asia            14%
Latin America    1%                     Latin America    1%
Brazil           1%                     Brazil           2%


-------------------------------------
Income Statement - 2Q 2003
-------------------------------------

Average list pulp price was $549/ton, compared to $460/ton in the same period of last year and $479/ton in the first quarter of 2003.

Net operating revenues totalled $198.7 million, or $50.2 million higher than in the same period of 2002.

Net pulp operating revenues during the second quarter of 2003 were $196.3 million compared to $147.0 million in the same period of last year, mainly as a result of higher pulp prices ($31.9 million) and higher sales volume ($17.4 million).

Total cost of sales was $107.1 million in the second quarter of 2003, compared to $115.9 million in the same period of last year.

Cost of pulp sold in the second quarter was $104.2 million ($259/ton), compared with $112.9 million ($314/ton) in the second quarter of 2002. Production cost in the quarter was $222/ton, compared to $257/ton in the same period of last year. Cash production cost in the quarter was $137/ton, compared to $152/ton in 2Q02. See conciliation below:

      -------------------------------------------------------------------------
      Cash Production Cost                                          US$ per ton
      -------------------------------------------------------------------------
      2Q02                                                                  152
      Lower consumption of chemicals and fuel                               (14)
      -------------------------------------------------------------------------
      Veracel's wood purchases                                                9
      -------------------------------------------------------------------------
      Local currency devaluation gains partially offset by inflation        (15)
      -------------------------------------------------------------------------
      Other                                                                   5
      -------------------------------------------------------------------------
      2Q03                                                                  137
      -------------------------------------------------------------------------

Approximately 60% of the Company's cash production cost is correlated to local currency inflation.

Selling and distribution expenses were $8.4 million, or $1.2 million higher than in the same period of last year, mainly due to higher sales volume.

Administrative expenses were $4.0 million, or $1.2 million lower than in the same period of 2002, mainly due to lower non-recurring services expenses.


--------------------------------------------------------------------------------
3                                                    RESULTS/SECOND QUARTER 2003

                                                        [NYSE and Aracruz logos]


Other operating expenses were $9.5 million, or $6.7 million higher than in the same period of last year, mainly due to a higher provision of $4.6 million for losses on ICMS credits and $1.8 million in non-recurring services expenses.

Financial Income in the second quarter of 2003 was a financial expense of $2.6 million, compared to a financial income of $16.9 million in the same period of last year. The difference was mainly due to a $28.6 million loss on dollar future contracts, partially offset by higher interest rates on local investments and a higher average cash balance. The financial result on dollar future contracts was targeted to offset the results on the "Currency re-measurement" line, as a means of balance sheet currency exposure hedging.

Financial Expenses were $34.6 million in the second quarter of 2003, compared to $21.1 million in the same period of last year, mainly due to a higher provision related to PIS and COFINS taxes on gains from the local currency appreciation against the dollar in the parent company's local currency financial results ($9.0 million in 2Q03 and $1.3 million in 2Q02), interest on fiscal contingencies provisions ($3.6 million in 2Q03 and $2.4 million in 2Q02), CPMF ($3.2 million in 2Q03 and $1.1 million in 2Q02) and approximately $1.8 million due to a higher average debt balance and interest rates.

Currency re-measurement resulted in a net gain of $30.0 million in the second quarter of 2003, compared to a net loss of $3.8 million in the same period of last year, reflecting the appreciation of the local currency against the dollar in the quarter. The closing exchange rate on June 30, 2003 was R$2.8720 per US dollar.

Income tax and social contribution in the second quarter of 2003 totalled an expense of $55.1 million, compared to a credit of $34.9 million in the same period last year. The variation was mainly due to gains from the local currency appreciation against the dollar in the parent company's local currency statements (opposite effects in the same period of last year), partially offset by a lower provision related to taxation on profits generated by offshore subsidiaries at an amount of $11.5 million and a $12.5 million tax reduction as a result of the ADENE (Brazilian Northeast Development Agency) benefit. No income tax payments were made during the second quarter of 2003. At the end of the quarter, the tax credit balance amounted to $58 million, which will offset future tax charges.


-------------------------------------
Debt and Cash Structure
-------------------------------------

Gross debt was $1,299.0 million at the end of June 2003, or $351.1 million higher than at the end of March 2003.

--------------------------------------------------------------------------------
(US$ million)                              June 30, 2003          March 31, 2003
--------------------------------------------------------------------------------
SHORT-TERM DEBT                                    765.5                   459.0
--------------------------------------------------------------------------------
Current Portion of Long-Term Debt                  258.3                   292.6
--------------------------------------------------------------------------------
     Local currency                                 46.1                    34.3
--------------------------------------------------------------------------------
     Foreign currency                              212.2                   258.3
--------------------------------------------------------------------------------
Short Term Debt Instruments                        495.3                   159.6
--------------------------------------------------------------------------------
     Local currency                                  3.2                     3.0
--------------------------------------------------------------------------------
     Foreign currency                              492.1                   156.6
--------------------------------------------------------------------------------
Accrued financial charge                            11.9                     6.8
--------------------------------------------------------------------------------
LONG-TERM DEBT                                     533.5                   488.9
--------------------------------------------------------------------------------
     Local currency                                185.3                   164.9
--------------------------------------------------------------------------------
     Foreign currency                              348.2                   324.0
--------------------------------------------------------------------------------
TOTAL DEBT                                       1,299.0                   947.9
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
4                                                    RESULTS/SECOND QUARTER 2003

                                                        [NYSE and Aracruz logos]


Debt in local currency corresponds entirely to long-term BNDES (Brazilian Development Bank) loans. Total debt maturity is as follows:

                ---------------------------------------------
                (US$ million)                      Total Debt
                ---------------------------------------------
                2003 (*)                                609.8
                ---------------------------------------------
                2004                                    266.6
                ---------------------------------------------
                2005                                    100.4
                ---------------------------------------------
                2006                                     99.6
                ---------------------------------------------
                2007                                     97.7
                ---------------------------------------------
                2008 and after                          124.9
                ---------------------------------------------
                Total                                 1,299.0
                ---------------------------------------------


(*) Approximately $200-$300 million maturing in 2003 will be refinanced through a structured long -term financing currently underway.

Cash investments, at the end of the quarter, totalled $609.2 million, $254 million at Aracruz-consolidated and $355.2 at Riocell (as part of the final adjustments regarding possible changes in Riocell's balance sheet prior to closing date, which occurred on July 2, these funds were transferred to Klabin). Out of the total cash holdings, $578.1 million was invested in local currency instruments and $31.1 million was invested abroad, mostly in US dollar time deposits. Part of the local currency investments were hedged against local currency volatility through dollar future contracts in the notional principal of $156 million at the end of the period.

Net debt (gross debt less cash holdings) was $689.7 million at the end of the quarter, or $244.8 million higher than at the end of the first quarter of 2003, mainly due to $610.5 million for the acquisition of Riocell, $10.0 million of capital increase of Veracel, $109.3 million for dividend payments and $26.8 million in capital expenditures, partially offset by operating cash generation, $355.2 million from Riocell's cash holdings and $9.0 million gain from local currency appreciation against the dollar. Net debt to total capital ratio at the end of June 2003 was 29%, compared to 20% at the end of March 2003. In July, with the transfer of Riocell's cash holdings to Klabin, Aracruz's net debt to total capital ratio is expected to reach approximately 37%. As comparison, net debt to total capital ratios for major companies in the sector are, on average, 35% in Europe and 57% in North America.

EBITDA was $115.3 million in the second quarter of 2003, compared to $57.8 million in the same period of 2002 as a result of higher sales prices, higher sales volume and lower costs. EBITDA margin was 58%, compared to 39% in the same period of last year. Second quarter 2003 adjusted EBITDA, before other non-cash charges, totalled $123.3 million, compared to $60.6 million in the same period of last year, in an adjusted margin of 62%.

--------------------------------------------------------------------------------
(US$ million)                                               2Q 2003      2Q 2002
--------------------------------------------------------------------------------
EBITDA                                                        115.3         57.8
--------------------------------------------------------------------------------
Non-cash charges                                                8.0          2.8
--------------------------------------------------------------------------------
  Provision for labour indemnity                                0.3          0.2
--------------------------------------------------------------------------------
  Provision for loss on ICMS credits                            5.8          1.2
--------------------------------------------------------------------------------
  Provision for loss on inventory                               0.1          0.2
--------------------------------------------------------------------------------
  Fixed assets write-off                                        0.2          0.4
--------------------------------------------------------------------------------
  Loss on the sale of obsolete spare parts                      0.3          0.1
--------------------------------------------------------------------------------
  Amortization of prepaid expenses                                -          0.3
--------------------------------------------------------------------------------
  Provision for a tax contingency                               1.3          0.4
--------------------------------------------------------------------------------
Adjusted EBITDA                                               123.3         60.6
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
5                                                    RESULTS/SECOND QUARTER 2003

                                                        [NYSE and Aracruz logos]


In light of the strong EBITDA margins and previous low leverage, the Riocell acquisition did not change Aracruz's credit profile. Therefore, some of the major rating agencies have already confirmed the Company's local currency investment grade rating: Fitch (BBB) and Standard & Poor's (BBB-).

Capital expenditures and investments for the period were as follows:

      ---------------------------------------------------------------------
      (US$ million)                                       2Q 2003  YTD 2003
      ---------------------------------------------------------------------
      Land purchases                                          3.8      12.5
      ---------------------------------------------------------------------
      Investments in the new mill                             5.8      13.0
      ---------------------------------------------------------------------
      Sea transportation project                              1.5       3.0
      ---------------------------------------------------------------------
      Silviculture                                            4.3       7.3
      ---------------------------------------------------------------------
      Total - Fiberline C Project                            15.4      35.8
      ---------------------------------------------------------------------
      Silviculture                                            7.6      12.7
      ---------------------------------------------------------------------
      On-going industrial investments                         1.0       1.2
      ---------------------------------------------------------------------
      Other forestry investments                              2.1       5.3
      ---------------------------------------------------------------------
      Miscellaneous projects                                  0.7       1.1
      ---------------------------------------------------------------------
      Total Capital Expenditures                             26.8      56.1
      ---------------------------------------------------------------------
      Acquisition of an additional 5% of Veracel S.A. and
      capital increase                                       10.0      19.7
      ---------------------------------------------------------------------
      Acquisition of Riocell                                610.5     610.5
      ---------------------------------------------------------------------
      Total Capital Expenditures and investments            647.3     686.3
      ---------------------------------------------------------------------


-------------------------------------
Stock Performance
-------------------------------------

From December 31, 2002 to June 30, 2003, Aracruz's ADR price increased 13.47%, from $18.56 to $21.06. In the same period, the Dow Jones Industrial Average Index increased 7.72%, and the S&P Paper and Forest Index increased 5.99%.

Stock Price Performance - through 06/30/2003 (100 Basis on 12/31/02)

[GRAPHIC OMITTED]


--------------------------------------------------------------------------------
6                                                    RESULTS/SECOND QUARTER 2003

                                                        [NYSE and Aracruz logos]


-------------------------------------
Results According to Brazilian GAAP
-------------------------------------

Local currency consolidated result under Brazilian GAAP - Corporate Law was a net income of R$ 227.8 million in the quarter. Aracruz has also publicly released in Brazil its unconsolidated financial results, which under Brazilian law are the basis for the calculation of minimum dividends and income taxes. In the second quarter of 2003 Aracruz Celulose S.A. reported an unconsolidated net income of R$ 261.6 million. 2003 accumulated net income was R$ 567.3 million.


-------------------------------------
Additional Information
-------------------------------------

RIOCELL - Aracruz announced on July 2 the closing of the Riocell purchase from Klabin. The mill is located in the state of Rio Grande do Sul, Brazil. Riocell produces bleached eucalyptus kraft pulp, the larger part of which is exported, and has a current annual effective capacity of 415,000 tons. The company manages 40,000 hectares of eucalyptus plantations located within an average radius of 85 km of the pulp mill.

Initially, Aracruz entered into an agreement with Klabin to acquire Riocell for $610 million. After the conclusion of on-going adjustment calculations, the final transaction price is expected to be around $570 million. On a dollar-per-ton basis, the acquisition of Riocell represented $1,373, being possibly reduced by the future fiscal deduction of goodwill.

The cash production cost of Riocell in May 2003 was $146 per ton, a number that might change following the implementation of Aracruz's standards.

VERACEL - In early May, Aracruz and Stora Enso have decided to undertake the construction of a 900,000 tons per year eucalyptus pulp mill for Veracel Celulose S.A. in the state of Bahia, Brazil. Each party owns a 50% stake in the project.

The mill will be one of the largest single-line bleached eucalyptus pulp facilities in the world. The entire Veracel project is budgeted at US$1.24 billion, of which US$300 million is already invested. Total investment will be $1,378 per ton. The estimated internal rate of return of 18% is achieved with a normalized CIF price of $515 per ton.

The project is expected to be financed by 45% equity from Aracruz and Stora Enso and 55% loans from Brazilian and international development agencies. Construction of the mill will begin in the second half of 2003 and the new unit is expected to become operational in the second half of 2005.

ICMS TAX CREDIT - On June 26, 2003 the government of Espirito Santo State promulgated a decree allowing all exporters to sell accumulated ICMS tax credits to third parties conditioned to be used in new investments in the state and excluding certain activities. Aracruz is currently evaluating the consequences of this decree on its ICMS tax credit balances.

--------------------------------------------------------------------------------
Aracruz Celulose S.A., with operations in the Brazilian states of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul, is the world's largest producer of bleached eucalyptus kraft pulp. All of the high-quality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests. The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing, writing and specialty papers. The lumber, produced in a high-tech sawmill located in the extreme-south of the State of Bahia, is sold under the brand name Lyptus to the furniture and interior design industries in Brazil and abroad. Aracruz is listed on the Sao Paulo Stock Exchange (BOVESPA), on the Latin American Securities Market (Latibex) in Madrid - Spain and on the New York Stock Exchange under an ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying class B preferred shares.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
7                                                    RESULTS/SECOND QUARTER 2003

                                                        [NYSE and Aracruz logos]


ARACRUZ CELULOSE S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US dollars, except for per-share amounts)
(unaudited)

--------------------------------------------------------------------------------------------------
                                                  Three-month period           Six-month period
                                                         ended                      ended
                                                        June 30,                   June 30,
                                                    2003          2002          2003          2002
--------------------------------------------------------------------------------------------------
Operating revenues                               220,776       157,792       455,227       289,741
Domestic                                           3,918         3,830         8,941         8,271
Export                                           216,858       153,962       446,286       281,470

--------------------------------------------------------------------------------------------------
Sales taxes and other deductions                  22,101         9,274        38,999        16,991
--------------------------------------------------------------------------------------------------
Net operating revenues                           198,675       148,518       416,228       272,750
Pulp                                             196,304       146,973       411,529       270,071
Sawn wood                                          2,371         1,545         4,699         2,679

--------------------------------------------------------------------------------------------------
Operating costs and expenses                     129,143       131,065       269,996       247,477
Cost of sales                                    107,135       115,866       232,077       216,620
  Pulp                                           104,173       112,852       226,236       211,474
  Sawn wood                                        2,962         3,014         5,841         5,146
Selling                                            8,438         7,188        15,915        13,394
Administrative                                     4,049         5,168         8,522        10,149
Other, net                                         9,521         2,843        13,482         7,314

--------------------------------------------------------------------------------------------------
Operating income                                  69,532        17,453       146,232        25,273
--------------------------------------------------------------------------------------------------
Non-operating (income) expenses                   12,186         8,037          (891)        6,303
Financial income                                   2,640       (16,930)      (18,934)      (34,410)
Financial expenses                                34,586        21,077        51,690        37,365
Loss (gain) on currency re-measurement, net      (30,010)        3,808       (40,635)        1,533
Equity in results of affiliated company            4,990           118         7,003         1,864
Other, net                                           (20)          (36)          (15)          (49)

--------------------------------------------------------------------------------------------------
Income before income taxes                        57,346         9,416       147,123        18,970
--------------------------------------------------------------------------------------------------
Income taxes (benefit)                            55,146       (34,924)       86,407       (17,682)
Current                                           54,987       (29,199)       80,619       (23,527)
Deferred                                             159        (5,725)        5,788         5,845

--------------------------------------------------------------------------------------------------
Net income for the period                          2,200        44,340        60,716        36,652
--------------------------------------------------------------------------------------------------
Depreciation and depletion:                       45,793        40,320        90,240        80,577
  Pulp production cost                            44,320        38,537        87,345        77,146
  Other operating costs and expenses               1,473         1,783         2,895         3,431
--------------------------------------------------------------------------------------------------

EBITDA                                           115,325        57,773       236,472       105,850
--------------------------------------------------------------------------------------------------

EBITDA (adjusted by other non-cash items)        123,255        60,598       248,350       113,094


--------------------------------------------------------------------------------
8                                                    RESULTS/SECOND QUARTER 2003

                                                        [NYSE and Aracruz logos]


ARACRUZ CELULOSE S.A.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US dollars)


---------------------------------------------------------------------------------------------------------------------------------
ASSETS                            Jun.30, 03   Dec.31, 02       LIABILITIES                               Jun.30, 03   Dec.31, 02
---------------------------------------------------------------------------------------------------------------------------------
Current assets                     1,022,435      524,416       Current Liabilities                          962,010      238,504
Cash and cash equivalents            390,885       25,474       Suppliers                                    113,953       45,902
Time deposits                        218,360      248,455       Payroll and related charges                   10,041        7,426
Accounts receivable, net:                                       Income and other taxes                        64,834        2,054
  Related Parts                        2,412        2,781       Current portion of long-term debt
  Other                              189,915      130,308         Related party                               68,109       47,281
Inventories, net                     143,267       81,553         Other                                      190,177      120,033
Deferred income tax, net              13,840        8,653       Short-term debt - export financing and
                                                                other                                        495,323       10,811
Recoverable income and other
taxes                                 59,546       25,985       Accrued finance charges                       11,913        4,555
Other current assets                   4,210        1,207       Other accruals                                 7,660          442
------------------------------------------------------------  -------------------------------------------------------------------
Property, plant and equipment,
net                                2,274,729    2,000,071       Long-term liabilities                        647,103      699,492
------------------------------------------------------------
Investment in affiliated
company                               99,625       86,969       Long-term debt
Unallocated intangibles and
goodwill                             316,026                      Related party                              226,562      214,772
------------------------------------------------------------
Other assets                          51,913       87,358         Other                                      306,898      396,319
Advances to suppliers                 32,449       28,229
Deposits for tax assessments          13,453       10,605       Tax assessment & litigation contingencies     81,343       65,620
Deferred income tax, net                              361       Deferred income tax, net                      10,347
Recoverable income and other
taxes                                  3,105       45,170       Suppliers                                     18,327       20,113
                                                              -------------------------------------------------------------------
Other                                  2,906        2,993       Other                                          3,626        2,668
                                                              -------------------------------------------------------------------
                                                                Minority interest                            442,027          255
                                                              -------------------------------------------------------------------
                                                                Stockholder's equity                       1,713,588    1,760,563

------------------------------------------------------------  -------------------------------------------------------------------
TOTAL                              3,764,728    2,698,814       TOTAL                                      3,764,728    2,698,814
---------------------------------------------------------------------------------------------------------------------------------


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9                                                    RESULTS/SECOND QUARTER 2003

                                                        [NYSE and Aracruz logos]


ARACRUZ CELULOSE S.A.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of US dollars)

----------------------------------------------------------------------------------------------------------------------
                                                                           Three-month period       Six-month period
                                                                                 ended                    ended
                                                                                June 30,                 June 30,
                                                                             2003        2002        2003        2002
----------------------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Net income for the period                                                   2,200      44,340      60,716      36,652
Non-cash items included in income
  Depreciation and depletion                                               45,793      40,320      90,240      80,577
  Other                                                                   (24,680)     (2,552)    (27,488)      8,506
Changes in current and non-current assets and liabilities                  88,881     (69,449)     72,522     (93,344)
Net cash provided by operating activities                                 112,194      12,659     195,990      32,391
----------------------------------------------------------------------------------------------------------------------
Cash flow from investing activities
Time deposits - decrease                                                  283,182      71,828     116,508     116,328
Proceeds from sale of equipment                                               349         727         378       1,025
Payment for the acquisition of a controlling interest in Riocell S.A.,
Net of cash acquired                                                     (214,317)               (214,317)
Addition to investment Veracel Celulose S.A.                              (10,000)                (19,658)
Additions to property, plant and equipment                                (26,767)    (62,597)    (56,095)   (151,538)
Net cash provided by (used in) investing activities                        32,447       9,958    (173,184)    (34,185)
----------------------------------------------------------------------------------------------------------------------
Cash flow from financing activities
Short-term debt, net                                                      338,376     (18,820)    489,283     (92,061)
Long-term debt
  Issuance
    Related Parties                                                                   112,199                 112,199
    Other                                                                  60,000                  60,000     250,000
  Repayments
    Related Parties                                                        (8,131)    (11,909)    (15,978)    (25,500)
    Other                                                                 (78,142)    (26,524)    (79,888)   (162,253)
Treasury stock                                                                 (3)                     (3)
Dividends paid                                                           (109,310)    (73,765)   (109,310)    (73,765)
Net cash provided by (used in) financing activities                       202,790     (18,819)    344,104       8,620
----------------------------------------------------------------------------------------------------------------------
Effects of changes in exchange rates on cash
and cash equivalents                                                          440         333      (1,499)        310
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Increase (decrease) in cash and cash equivalents                          347,871       4,131     365,411       7,136
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of period                             43,014      23,130      25,474      20,125
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                  390,885      27,261     390,885      27,261
----------------------------------------------------------------------------------------------------------------------


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10                                                   RESULTS/SECOND QUARTER 2003

                                                        [NYSE and Aracruz logos]


Results Reconciliation

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Brazilian Corporate Law x US GAAP (US$ million)                2Q 03       1H03
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Net Parent Company Income (Corporate Law)                       91.1      197.5
Realized / (unrealized) profits from subsidiaries              (11.8)      (6.9)
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Net Consolidated Income (Corporate Law)                         79.3      190.6
Depreciation, depletion and assets write-off                   (11.7)     (30.5)
Income tax provision                                            14.0       25.2
Equity in results of affiliated company                         (9.5)     (13.7)
Exchange variation                                             (69.9)    (110.9)
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Net Consolidated Income (Loss) - (US GAAP)                       2.2       60.7
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*Recognized in the income statement in Brazilian Corporate Law statements and stockholders' equity in US GAAP. Exchange rate at the end of June 2003 (US$1,0000 = R$2,8720)

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This press release contains statements which constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The Company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only as of the date made.
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11                                                   RESULTS/SECOND QUARTER 2003